Exhibit 99.1

Share purchase

September 2, 2015.  Caledonia Mining Corporation (“Caledonia”) announces that Mark Learmonth, Chief Financial Officer of the Company, has today purchased 30,000 ordinary shares in Caledonia at 40.2p per share.

Following this transaction, Mr Learmonth's total beneficial holding has increased to 224,230 ordinary shares representing 0.43 per cent of the issued ordinary share capital of Caledonia.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204